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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-15767

 The Sportsman’s Guide, Inc.

(Exact name of registrant as specified in its charter)

 411 Farwell Avenue
South St. Paul, Minnesota 55075
(615) 451-3030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Common Stock, par value $0.01 per share
Common Stock Purchase Rights*

(Title of each class of securities covered by this Form)

 None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Common Stock - 1 Common Stock Purchase Rights - 0

     * The Common Stock Purchase Rights expired on August 30, 2006 pursuant to Amendment No. 1 to Rights Agreement, dated as of May 4, 2006, to the Rights Agreement dated May 11, 1999 between The Sportsman’s Guide, Inc. and Wells Fargo Bank, National Association.

     Pursuant to the requirements of the Securities Exchange Act of 1934 (The Sportsman’s Guide, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Sportsman’s Guide, Inc.

Date:	August 30, 2006	By:	/s/ Charles B. Lingen

Executive Vice President of Finance and Administration/CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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